UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Massey Energy Company
(Name of Issuer)

Common Stock, par value $0.625 per share
(Title of Class of Securities)

576206106
(CUSIP Number)

December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1of 7 Pages

CUSIP No.576206106	13G

1.	NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
JGD Management Corp.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
a.☐
b.☒
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5.	SOLE VOTING POWER
NUMBER OF		1,869,500
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY		-0-
EACH
REPORTING	7.	SOLE DISPOSITIVE POWER
PERSON		1,869,500
WITH
	8.	SHARED DISPOSITIVE POWER
		-0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,869,500

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
Approximately 2.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Page 2of 7 Pages

Item 1(a).	Name of Issuer:	Massey Energy Company

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4 North 4th Street Richmond, Virginia 23219

Item 2(a).	Name of Person Filing:

This Schedule is being filed by JGD Management Corp. (“JGD”), a Delaware corporation, with respect to:

(i) 134,848 shares of Common Stock directly owned by York Capital Management, L.P. (“York Capital”), a Delaware limited partnership;

(ii) 576,315 shares of Common Stock directly owned by York Investment Limited (“York Investment”), a corporation organized under the laws of the Commonwealth of The Bahamas;

(iii) 310,311 shares of Common Stock (which consist of (a) 169,211 shares of Common Stock and (b) options to purchase 141,100 shares of Common Stock) directly owned by York Select, L.P. (“York Select”), a Delaware limited partnership;

(iv) 53,880 shares of Common Stock directly owned by York Credit Opportunities Fund, L.P. (“York Credit Opportunities”), a Delaware limited partnership;

(v) 286,130 shares of Common Stock (which consist of (a) 158,830 shares of Common Stock and (b) options to purchase 127,300 shares of Common Stock) directly owned by York Select Unit Trust (“York Select Trust”), a trust organized under the laws of the Cayman Islands;

(vi) 381,518 shares of Common Stock (which consist of (a) 297,418 shares of Common Stock and (b) options to purchase 84,100 shares of Common Stock) directly owned by York Global Value Partners, L.P. (“York Global Value”), a Delaware limited partnership; and

(vii) 126,498 shares of Common Stock (which consist of (a) 109,498 shares of Common Stock and (b) options to purchase 17,000 shares of Common Stock) directly owned by certain other accounts (“Managed Accounts”).

The general partners of York Capital, York Select, York Credit Opportunities and York Global Value and the managers of York Investment and York Select Trust have delegated certain management and administrative duties of such funds to JGD. In addition, JGD manages the Managed Accounts. Accordingly, JGD may be deemed to have beneficial ownership over the shares of Common Stock reported in this Schedule.

Page 3of 7 Pages

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office address of JGD is:

c/o York Capital Management 767 Fifth Avenue 17th Floor New York, New York 10153

Item 2(c).	Citizenship:

The place of organization of JGD is Delaware.

Item 2(d).	Title of Class of Securities:	Common Stock, par value $0.625 per share

Item 2(e).	CUSIP Number:	576206106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☒ An investment adviser in accordance with Sec.240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Sec.240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Sec.240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with Sec.240.13d-1 (b)(1)(ii)(J).

Page 4of 7 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:	1,869,500*

(b) Percent of class:	2.4%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	1,869,500*

(ii) Shared power to vote or to direct the vote	-0-

(iii) Sole power to dispose or to direct the disposition of	1,869,500*

(iv) Shared power to dispose or to direct the disposition of	-0-

*Consists of 1,500,000 shares of Common Stock and options to purchase 369,500 shares of Common Stock.

The number of shares beneficially owned and the percentage of outstanding shares represented thereby for JGD have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership described above for JGD is based on an aggregate of 77,280,939 shares of Common Stock, which consists of (i) 76,911,439 shares of Common Stock outstanding as of October 31, 2005, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2005, and (ii) the number of shares of Common Stock issuable to JGD if JGD were to exercise all of its options to purchase shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this statement as beneficially owned by JGD is held by York Capital, York Investment, York Select, York Credit Opportunities, York Select Trust, York Global Value or the Managed Accounts, as the case may be, all of which are the advisory clients of JGD. JGD itself disclaims beneficial ownership of all shares of Common Stock reported in this statement pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

Page 5of 7 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

In the ordinary course of business, JGD has, from time to time, discussed matters of general shareholder interest with certain other shareholders of the issuer, including JANA Partners LLC and Third Point LLC. JGD disclaims any membership in a group (as defined in Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended) with any of the other shareholders of the issuer, including JANA Partners LLC and Third Point LLC.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Page 6of 7 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

JGD MANAGEMENT CORP.

Dated: February 14, 2006	By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

Page 7of 7 Pages